Exhibit 99.1

Bilibili Announces Pricing of Global Offering

SHANGHAI—March 23, 2021, Bilibili Inc. (the “Company” or “Bilibili”) (Nasdaq: BILI), an iconic brand and a leading video community for young generations in China, today announced the pricing of the global offering (the “Global Offering”) of new 25,000,000 Class Z ordinary shares of the Company (the “Offer Shares” or “Shares”), which comprises an international offering (the “International Offering”) and a Hong Kong public offering (the “Hong Kong Public Offering”).

The final offer price for both the International Offering and the Hong Kong Public Offering (the “Offer Price”) has been set as HK$808.00 per Offer Share. Based on the ratio of one Class Z ordinary share per Nasdaq-listed American depositary shares (the “ADSs”), the Offer Price translates to approximately US$104.06 per ADS based on an exchange rate of HK$7.7646 to US$1.00.

Subject to approval from The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Class Z ordinary shares of the Company are expected to begin trading on the Main Board of the Hong Kong Stock Exchange on Monday, March 29, 2021 under the stock code “9626.”

The gross proceeds to the Company from the Global Offering, before deducting underwriting fees and the offering expenses, are expected to be approximately HK$20,200 million (assuming the Overallotment Option is not exercised). In addition, the Company has granted an over-allotment option to the international underwriters, exercisable from March 23, 2021 until April 22, 2021, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering, to require the Company to issue up to an aggregate of 3,750,000 additional Offer Shares at the Offer Price.

The Company plans to use the net proceeds from the Global Offering for content to support its healthy and high-quality user growth, ever-growing content ecosystem and development of its community; research and development to improve its user experience and strengthen its user-centric commercialization capabilities; sales and marketing, primarily to fuel the Company’s user growth and to raise its brand awareness; and general corporate purposes and working capital needs.

Morgan Stanley Asia Limited, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities (Far East) Limited and UBS Securities Hong Kong Limited are the Joint Sponsors.

The International Offering is being made only by means of a preliminary prospectus supplement dated March 17, 2021 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2019, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, or E-mail: prospectus@morganstanley.com, Goldman Sachs & Co. L.L.C., 200 West Street, New York, NY 10282-2198, Attention: Prospectus Department (1-866-471-2526), or E-Mail: Prospectus-Ny@gs.com, J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-866-803-9204 or by email at prospectus-eq_fi@jpmchase.com, and UBS Securities Hong Kong Limited, 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, Attention: Equity Capital Market, or E-mail: ol-gb+-projects6@ubs.com.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) have been contained in the prospectus of the Company dated March 17, 2021.

About Bilibili Inc.

Bilibili represents an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the ‘‘bullet chatting’’ feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse cultures and interests and destination for discovering cultural trends and phenomena for young generations in China.

For more information, please visit ir.bilibili.com

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “going forward,” “intend,” “plan,” “believe,” “estimate” and similar statements. Among other things, Bilibili Inc.’s description of the proposed offering in this announcement contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Bilibili’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and Bilibili undertakes no duty to update any such information, except as required under applicable law.

Contacts for Investors:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

Contacts for Media:

Bilibili Inc.

Public Relations

E-mail: pr@bilibili.com

Wonderful Sky Financial Group Limited

Angie Li / Irene Zhou / Jocelyn Qin

Tel: +852 3970 2273 / +852 3970 2277 / +852 3641 1323

Email: angieliy@wsfg.hk / irenezhou@wsfg.hk / JocelynQinQW@wsfg.hk / po@wsfg.hk